SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                          Computer Task Group, Incorporated
                                   (Name of Issuer)

                        Common Stock, Par Value $.01 Per Share

                                     205477 10 2
                                    (CUSIP Number)

                               Peter P. Radetich, Esq.
                          Computer Task Group, Incorporated
                                 800 Delaware Avenue
                               Buffalo, New York 14209
                                  Tel. 716-882-8000
                                  Fax. 716-887-7370
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    March 21, 1997
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
          (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
          (See Rule 13d-7).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP No. 205477102


                    1.   Name of Reporting Person
                         S.S. or I.R.S. Identification No. of Above Person:

                         Computer Task Group, Incorporated Stock Employee Compensation Trust
                         Thomas R. Beecher, Trustee
                         I.R.S. Id No. 16-1453664

                    2.   Check the Appropriate Box if a Member of a Group
                         (a) ___        (b)  ___

                    3.   SEC Use Only:

                    4.   Source of Funds:    SC

                    5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___.

                    6.   Citizenship or Place of Organization:   New York

                    7.   Sole Voting Power:  3,939,846

                    8.   Shared Voting Power: -0-

                    9.   Sole Dispositive Power:  -0-

                    10.  Shared Dispositive Power:  3,939,846

                    11.  Aggregate Amount Beneficially Owned by Each
                         Reporting Person:   3,939,846

                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ___

                    13.  Percent of Class Represented by Amount in Row
                         (11):  18.99%

                    14.  Type of Reporting Person:     EP, 00

                                     SCHEDULE 13D

               Pursuant to Rule 13d-2(c) this is the first electronic amendment to a paper format Schedule 13D and, therefore, restates the entire text of the Schedule 13D.

          Item 1.   Security and Issuer.

                    The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock") of Computer Task Group, Incorporated, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

          Item 2.   Identity and Background.

                    This statement is being filed by the Computer Task Group, Incorporated Stock Employee Compensation Trust (the "Trust"), whose trustee is Thomas R. Beecher, Jr. (the "Trustee"). The business address of the Trust is c/o Thomas R. Beecher, Jr., 200 Theater Place, Buffalo, New York 14202. The address of the Trustee is 200 Theater Place, Buffalo, New York 14202. The Trust is a trust organized under the laws of the State of New York. The Trustee, who is a U.S. citizen, has been a self-employed attorney and business consultant in Buffalo, New York since 1976.

                    During the last five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    Effective May 3, 1994, (a) the Issuer and the Trustee, as trustee of the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"); (b) the Trust borrowed $13,400,000 from the Issuer pursuant to the terms of a Promissory Note (the "Original Note"); (c) the Trust purchased an aggregate of 1,570,200 shares of the Issuer's Common Stock (the "Original Shares") for $13,346,700 ($8.50 per Original Share) in privately negotiated transactions from two unrelated third parties; and (d) the Trust pledged the Original Shares to the Issuer as collateral for the Original Note. The Original Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through April 1, 2004.

                    Effective December 7, 1994, (a) the Trust borrowed $1,481,200 from the Issuer pursuant to the terms of a promissory note (the "Second Note"); (b) the Trust purchased an aggregate of 200,000 shares of the Issuer's Common Stock (the "Second Shares") for $1,481,200 ($7.406 per Second Share) from International Business Machines Corporation in a privately negotiated transaction; and (c) the Trust pledged the Second Shares to the Issuer as collateral for the Second Note. The Second Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through October 1, 2004.

                    Effective March 21, 1997, (a) the Trust borrowed $7,113,521.00 from the Issuer pursuant to the terms of a promissory note (the "Third Note") (the Original Note, Second Note and Third Note being collectively, the "Notes"); (b) the Trust used the borrowed funds to acquire shares of the Issuer in the transactions described below (the "Third Shares") (the Original Shares, the Second Shares and the Third Shares being, collectively, the "Shares"); and (c) the Trust pledged the Third Shares to the Issuer as collateral for the Third Note. The Third Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through July 1, 2007. The Trust engaged in the following transactions since it filed Amendment No. 1:

          04/28/95 60,418 shares purchased from former officer of Issuer in privately negotiated transaction

          01/13/97 6,533 shares distributed between CTG Employee Stock Purchase Plan and Employee Stock Option Plan

          02/10/97 3,203 shares distributed between CTG Employee Stock Option Plan and Deferred Compensation Plan

          03/21/97       31,900 shares - open market purchase

          03/24/97       18,100 shares - open market purchase

          03/25/97       25,000 shares - open market purchase

          03/25/97       25,000 shares - open market purchase

          03/26/97       20,000 shares - open market purchase

          03/27/97       6,800 shares - open market purchase

          03/28/97       4,753 shares distributed to CTG Employee Stock
                         Purchase Plan

          03/31/97       8,900 shares - open market purchase

          04/01/97       4,300 shares - open market purchase

          04/03/97       1,200 shares - open market purchase

          04/04/97       1,400 shares - open market purchase

          05/09/97       50,000 shares acquired from treasury

          05/19/97       Record Date for 2-for-1 stock split effective 06/02/97

          05/29/97       19,475 shares distributed to CTG Employee Stock
                         Option Plan

          06/02/97 2,008,728 shares acquired due to 2-for-1 stock split

          06/03/97       5,838 shares distributed to CTG Employee Stock
                         Option Plan

          06/04/97 25,313 shares distributed to cover due bill for stock split

          06/09/97       10,000 shares distributed to CTG Employee Stock
                         Option Plan

          06/23/97       2,250 shares distributed to CTG Employee Stock
                         Option Plan

          06/25/97       4,450 shares distributed to CTG Employee Stock
                         Option Plan

          06/27/97       10,286 shares distributed to CTG Employee Stock
                         Purchase Plan

          Item 4.   Purpose of Transaction.

                    This Amendment No. 2 updates the status of the aggregate shareholdings of the Trust. As of June 30, 1997, the Trust owns a total of 3,939,846 shares (adjusted to reflect a 2-for-1 stock split effective as of June 2, 1997) equaling approximately 18.99% of the Issuer's total shares outstanding. This represents an increase of 2,169,646 shares from the total number of 1,770,200 shares owned as of the date of Amendment No. 1 and an increase in percentage owned to approximately 18.99% from approximately 17.4% as of the date of Amendment No. 1. The Trust engaged in the transactions described herein for the purpose of supplying shares to various Issuer equity based employee benefit plans.

                    The Issuer has advised the Trustee that the Trust was created to foster employee ownership in the Issuer with an intent to motivate employees and thus to enhance the Issuer's long-term performance, thereby benefiting all stockholders of the Issuer. The Issuer has further advise the Trustee that the Issuer is aware that the creation of the Trust and the purchase of shares of Common Stock by the Trust may have certain anti-takeover effects.

                    The Trust Agreement provides that the Trustee, in his sole discretion, shall vote or abstain from voting, all common stock of the Issuer held by the Trust, and shall tender or exchange, or refrain from tendering or exchanging common stock of the Issuer held in the Trust in any tender offer or exchange offer relating to shares of the Issuer's stock. The Trust Agreement also provides that in exercising such rights, the Trustee agrees to consider in connection with such decisions not only the direct financial impact on the Trust fund, but also the potential effects, direct or indirect, upon participants in the Issuers employee benefit plans served by the Trust and the Issuer's current and former employees. In connection with such deliberations, the Trustee shall undertake, to the extent possible, to obtain information as to how shares of the Issuer's stock previously held in the Trust and currently held by such plans will be voted, tendered or exchanged. Further, the Trustee agrees to consult with the Board of Directors and the Operating Committee of the Issuer to obtain their assessment of the effects exercising such rights will have on the Issuer. The Trust Agreement provides that the Trustee shall not be held to be in breach of any fiduciary duty for any consideration given to the preceding factors, or such other factors as the Trustee in his reasonable judgment determine should be considered. The Trust Agreement also provides that except as required by law or court order, the Trustee shall maintain confidential all information regarding the manner of voting or tendering of common stock held by the Trust. The foregoing is merely a summary of certain provision of the Trust Agreement and is qualified in its entirety by reference to the Trust Agreement, a copy of which was previously filed as Exhibit A to Amendment No. 1 of this Schedule 13D.

                    The Issuer has advised the Trustee of the following potential anti-takeover effects of the Trust. Under the New York Business Corporation Law, a merger generally requires the affirmative vote of two-thirds of the outstanding shares of the Issuer. The transfer of shares of Common Stock to the Trust may thus make it more difficult for an acquiror to obtain an affirmative merger vote without the support of the Trustee.
          Section 912 of the New York Business Corporation Law provides that, unless the approval of a "business combination" is received from the Board of Directors of a "resident domestic corporation" (an "RDC"), such as the Issuer, by a potential acquiror prior to such acquiror gaining beneficial ownership of 20% of the outstanding voting stock of the RDC, or unless the Board of Directors has approved the stock acquisition that caused the acquiror to pass the 20% threshold, the unapproved shareholder will be prohibited for a minimum of five years from the date of crossing the 20% threshold from engaging in a "business combination" with the RDC unless certain "formula" price provisions are met. The term "business combination" is broadly defined to include not only mergers and consolidations but also self-dealing transactions between the unapproved shareholder and the RDC, such as certain sales or purchases of assets over specified thresholds and obtaining the benefit (other than proportionately as a shareholder) of any loans, advances or other financial assistance provided by the RDC. At the end of the five year period, the unapproved shareholder is permitted to effect a "business combination" with the RDC only if such "business combination" is approved by a majority of the shares of the RDC not held by the unapproved shareholder.

                    Alternatively, the unapproved shareholder may effect a "business combination" provided it meets the two thirds voting approval requirement and pays all remaining shareholders of the RDC a price equal to a "formula" price designed to assure that all shareholders of the RDC receive at least the highest price paid for the RDC's shares by the unapproved shareholder within the previous five years.

                    The Trust holds approximately 18.99% of the Company's outstanding shares of Common Stock. Thus, a potential acquiror who has not received Board approval may find it more difficult to obtain the requisite shareholder approval for a "business combination" unless it is able to induce the Trustee to support its proposal.

                    The Issuer's Certificate of Incorporation and by-laws (the "Organizational Documents") provide, among other things, that the Issuer shall maintain a classified Board of Directors. The Organizational Documents also provide that shareholders may adopt, alter, amend or repeal provisions of the Organizational Documents only by 66 2/3% of the voting power of the outstanding voting stock, voting together as a single class. Accordingly, a potential acquiror would find it more difficult to obtain the necessary shareholder approval in order to change provisions of the Organizational Documents that might facilitate a change in control of the Issuer unless it was able to induce the Trustee to support its proposals.

                    The foregoing discussions of the New York Business Corporation Law and of the Organizational Documents are merely brief summaries of certain provisions that the Issuer believes may be relevant to the anti-takeover effects of the Trust, do not purport to provide complete or definitive statements of such law or of the Organizational Documents, and are qualified in their entirety by reference to such law and the Organizational Documents for their actual terms.

                    Except as described above and in the Trust Agreement, neither the Trust nor the Trustee have any plans or proposals which relate to or would result in:

                    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                    (d) Any material change in the present capitalization or dividend policy of the Issuer;

                    (e) Any other material change in the Issuer's business or corporate structure;

                    (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                    (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (h) A class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                    (i) Any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer.

                    The Trust beneficially owns 3,939,846 Shares as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 18.99% of the outstanding Common Stock. The Shares are held by the Trust and will be released by the Trust to the Issuer's share benefit plans served by the Trust (the "Plans") as the Trust repays the Note and as the Compensation Committee of the Issuer's Board of Directors directs the Trustee, all as provided in the Trust Agreement. The Shares are pledged to the Issuer as collateral security for the Notes pursuant to the terms of a Pledge Agreement with the Issuer (the "Pledge Agreement"). The Issuer has advised the Trustee that the Issuer's contributions to the Plans will be decreased by the value of the shares allocated to the Plans from the Trust.

                    For a discussion of the Trustee's powers with respect to voting or tendering the Common Stock held by the Trust, see
          Item 4, above. For a discussion of the transactions by which the Trust acquired the Shares, see Item 3, above.

                    Amendment No. 1 to this Schedule 13D previously reported that the number of shares of Common Stock beneficially owned by the Trust did not include 500 shares held by a trust in which the Trustee had a personal reversionary interest, and as to which he did not have any voting power or investment power. Subsequently, the 500 shares reverted back to the Trustee who later made a gift of said 500 shares to a private charitable foundation.

          Item 6.   Contracts, Arrangements, Understandings or

                    Relationships with Respect to Securities of the Issuer.

                    The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement, and the Trustee, as Trustee for the Trust, has issued the Notes and Pledge Agreement to the Issuer. The Trust Agreement, the Pledge Agreement and the Notes are described in Items 3 and 5 of this Schedule.

                    In addition, the Issuer and the Trustee have entered into an Agreement of Representation and Indemnity, dated May 3, 1994 (the "Representation Agreement"), which generally provides representations and covenants from the Issuer to the Trustee relating to the organization and maintenance of the Trust, indemnification by the Issuer of the Trustee for acting as Trustee of the Trust, and for the payment by the Issuer of annual fees to the Trustee for acting as Trustee. The foregoing is merely a summary of the Representation Agreement and is qualified in its entirety by reference to the terms of the Representation Agreement that is attached hereto as Exhibit D and hereby incorporated herein by reference.

          Item 7.   Material to be filed as Exhibits.

               (A) Trust Agreement, effective May 3, 1994, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr., as trustee for the Computer Task Group, Incorporated Stock Employee Compensation
                    Trust - Previously filed.

               (B) Pledge Agreement, dated May 3, 1994, between Thomas R. Beecher, Jr., as Trustee of the Computer Task Group, Incorporated Stock Employee Compensation Trust and Computer Task Group, Incorporated - Previously filed.

               (C) Promissory Note, dated May 3, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously filed.

               (D) Agreement of Representation and Indemnity, dated, May 3, 1994, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr., - Previously filed.

               (E) Promissory Note, dated December 7, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group,
                    Incorporated Stock Employee Compensation Trust - Previously filed.

               (F) Promissory Note, dated March 21, 1997, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group,
                    Incorporated Stock Employee Compensation Trust.

                                      Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  August 21, 1997       Thomas R. Beecher, Jr., as
                                        Trustee of the Computer Task
                                        Group, Incorporated Stock
                                        Employee Compensation Trust.


                                        /s/ Thomas R. Beecher, Jr.,
                                        ___________________________
                                        Thomas R. Beecher, Jr., Trustee

          Index to Exhibits                                           Page

          Page

          (A) Trust Agreement, effective May 3, 1994, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr., as trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously
               filed.                                                    *

          (B) Pledge Agreement, dated May 3, 1994, between Thomas R. Beecher,Jr., as Trustee of the Computer Task Group, Incorporated Stock Employee Compensation Trust and Computer
               Task Group, Incorporated - Previously filed.              *

          (C) Promissory Note, dated May 3, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee
               Compensation Trust - Previously filed.                    *

          (D) Agreement of Representation and Indemnity, dated, May 3, 1994, between Computer Task Group, Incorporated and Thomas
               R. Beecher, Jr., - Previously filed.                      *

          (E) Promissory Note, dated December 7, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock
               Employee Compensation Trust - Previously filed.          **

          (F) Promissory Note, dated March 21, 1997, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock
               Employee Compensation Trust.                             12

          *    Filed as an Exhibit to original Schedule 13D dated May 3,
               1994

          ** Filed as an Exhibit to Amendment No. 1 Schedule 13D dated December 7, 1994